UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 22 January, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 22 January 2026: Business Performance Metrics for the six months ended 31 December 2025

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

BUSINESS PERFORMANCE METRICS FOR THE SIX MONTHS ENDED 31 DECEMBER 2025

Sasol has published its business performance metrics for the six months ended 31 December 2025 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results.

During the quarter, the business remained focused on stable and reliable operational performance, while reinforcing the importance of safety in everything that we do. Progress was made on key Capital Market Day priorities, with discipline and delivery maintained on factors within our control amid a challenging and uncertain macroeconomic environment.

Safety
Safety remains our foremost value and we are pleased to report that Q2 FY26 was fatality-free. Learnings from the fatality at Mining in Q1 FY26 are being embedded, with continued efforts to strengthen the safety culture across our business and ensure every employee returns home safely.

Business performance
In the Southern Africa business, the destoning plant reached beneficial operation (BO) in December 2025, marking an important milestone in improving coal quality. Ramp-up is progressing, with average sinks now tracking the lower end of the 12% -14% guidance range. Given the progress on destoning, all previously closed low-quality mining sections are now fully operational. This, together with improved gasifier and equipment availability at Secunda Operations (SO), supported higher SO production during the quarter.

Gas supply from Mozambique was lower compared to the previous quarter, mainly resulting from the expected natural decline from our Petroleum Production Agreement (PPA) asset. Improvements are expected in FY26 H2 as the Production Sharing Agreement (PSA) ramps up. Gas and coal supply continue to be managed on an integrated basis to support reliable SO operations and value optimisation.

Natref delivered improved production performance during the quarter, further supported by additional volumes from Sasol's utilisation of the Prax South Africa (Pty) Limited (Prax SA)

shareholding capacity. Stronger SO and Natref operations supported higher fuels sales volumes and the continued placement of product in higher-margin channels in line with our strategy.

Chemicals market conditions remained soft across all regions, resulting in lower revenue. In Chemicals Africa, sales volumes increased compared to the previous quarter, supported by operational improvements with a continued ramp up in sales volumes in the next half.

In the International Chemicals business, lower US ethylene and Palm Kernel Oil (PKO) pricing and lower volumes weighed on revenue for the quarter. The Louisiana Integrated Polyethylene JV LLC (LIP JV) cracker experienced an extended outage in Q2 FY26. The plant was successfully restarted at the end of December 2025. Our self-help measures continued to deliver benefits, which led to lower costs and capital expenditure.

We continue to hedge our exposure to oil prices and currency movements. Given the prevailing market conditions, a broader range of hedging instruments has been utilised to maintain downside protection.

Business updates

Strengthen the foundation business:

As previously communicated, Sasol received notice in October 2025 that Prax SA filed for business rescue. As agreed with the business rescue practitioners, Sasol continues to operate the Natref refinery, utilising available Prax SA capacity, with product supply remaining uninterrupted.

The previously communicated mothballing and closure programme in our International Chemicals business is progressing to plan.

Grow and Transform:

In Q2 FY26, the third and final new low-carbon boiler at Natref was successfully commissioned, improving steam and operational reliability while supporting our decarbonisation objectives.

In November 2025, the National Energy Regulator of South Africa approved Sasol's electricity trading license application (trading as Nomusize (Pty) Ltd), supporting our integrated power business objectives.

Outlook

Fuel sales volumes for FY26 have been revised upward from 0 - 3% higher than FY25 to 5 - 10% higher, supported by the improved Natref performance. Gas production volumes have been revised down from 0 – 10% above FY25 to 0 - 5% below FY25 due to PSA and Central Térmica de Temane (CTT) delays, as well as lower internal and external demand. Performance across the rest of the portfolio remains in line with market guidance.

Looking ahead, the operating environment is expected to remain challenging, given heightened geopolitical tensions, evolving global trade dynamics and continued softness in certain end markets impacting financial performance.

We remain focused on what is within our control and responding proactively to changes in the operating environment.

22 January 2026
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer- Forward-Looking Statements

Sasol may, in this document, make certain statements that are not historical facts that relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 29 August 2025 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Forward looking statements, financial information and targets included in this statement have not been reviewed or reported on by Sasol's auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 January 2026	By:	/sgd/E Viljoen
		Name: E Viljoen
		Title: Group Company Secretary